                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                            CAPITAL AUTOMOTIVE REIT
                               (Name of Issuer)

                     COMMON SHARES OF BENEFICIAL INTEREST
                        (Title of Class of Securities)

                                  139733-10-9
                                (CUSIP Number)

                               December 31, 1998
            (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]     Rule 13d-1(b)
      [X]     Rule 13d-1(c)
      [ ]     Rule 13d-1(d)

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CUSIP No.  139733-10-9

1.       Name of Reporting Person

         John J. Pohanka

2.       (a)
         (b)   X

3.       SEC Use Only

4.       Citizenship or Place of Organization

         United States of America

Number of       5.  Sole Voting Power: 0
Shares
Beneficially    6.  Shared Voting Power: 0
Owned
by Each         7.  Sole Dispositive Power: 707,079
Reporting
Person With:    8.  Shared Dispositive Power: 0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,111,430

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9): 9.1%

12.      Type of Reporting Person:

         IN

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CUSIP No.  139733-10-9

1.       Name of Reporting Person

         Pohanka Grandchildren Trust

2.       (a)
         (b)   X

3.       SEC Use Only

4.       Citizenship or Place of Organization

         Maryland

Number of       5.  Sole Voting Power: 5,250
Shares
Beneficially    6.  Shared Voting Power: 0
Owned
by Each         7.  Sole Dispositive Power: 5,250
Reporting
Person With:    8.  Shared Dispositive Power: 0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,111,430

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9): 9.1%

12.      Type of Reporting Person:

         OO

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CUSIP No.  139733-10-9

1.       Name of Reporting Person

         Pohanka Properties, Inc.

2.       (a)
         (b)   X

3.       SEC Use Only

4.       Citizenship or Place of Organization

         Delaware

Number of       5.  Sole Voting Power: 616,239
Shares
Beneficially    6.  Shared Voting Power: 0
Owned
by Each         7.  Sole Dispositive Power: 616,239
Reporting
Person With:    8.  Shared Dispositive Power: 774,462

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,111,430

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9): 9.1%

12.      Type of Reporting Person:

         CO

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CUSIP No.  139733-10-9

1.       Name of Reporting Person

         Pohanka Imports, Inc.

2.       (a)
         (b)   X

3.       SEC Use Only

4.       Citizenship or Place of Organization

         Maryland

Number of       5.  Sole Voting Power: 8,400
Shares
Beneficially    6.  Shared Voting Power: 0
Owned
by Each         7.  Sole Dispositive Power: 8,400
Reporting
Person With:    8.  Shared Dispositive Power: 0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         2,111,430

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9): 9.1%

12.      Type of Reporting Person:

         CO

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Item 1

        (a)   Name of Issuer

        CAPITAL AUTOMOTIVE REIT

        (b)   Address of Issuer's Principal Executive Offices:
        1420 Spring Hill Road, Suite 525, McLean, Virginia  22102

Item 2

        (a)   Names of Persons Filing

        Item 1 on each of Pages 2 through 5 is incorporated herein by reference.

        (b) Address of Principal Business Office or, if none, Residence 4601 St. Barnabas Road, Marlow Heights, Maryland 20748

        (c)   Citizenship

        Item 4 on each of Pages 2 through 5 is incorporated herein by reference.

        (d)   Title of Class of Securities

        Common Shares of Beneficial Interest

        (e)   CUSIP Number

        139733-10-9

Item 3

        Not Applicable

Item 4  Ownership

        Items 5 through 9 and 11 on each of Pages 2 through 5 are incorporated herein by reference.

Item 5  Ownership of Five Percent or Less of a Class

        Not applicable.

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Item 6     Ownership of More Than Five Percent on Behalf of Another Person

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not Applicable

Item 8     Identification and Classification of Members of the Group

           Item 1 on each of Pages 2 through 5 is incorporated herein by reference.

Item 9     Notice of Dissolution of Group

           Not Applicable

Item 10    Certification


        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        In accordance with Rule 13d-4 of the Securities Exchange Act of 1934 (the "Exchange Act"), each of the persons filing this statement expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement. There are no contracts, arrangements, or understandings with respect to the voting or disposition of the securities covered by this statement. Decisions respecting the disposition and/or voting of the securities covered by this statement reside in the respective individuals and the directors and officers and trustees of the entities that are reporting persons. However, the reporting persons are related in the following manner: John J. Pohanka is the president of Pohanka Properties, Inc., the president of Pohanka Imports, Inc. and the trustee of Pohanka Grandchildren Trust. The reporting persons' respective holdings have been aggregated solely for purposes of making the calculations required by this statement.

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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   January 13, 1999                /s/ John J. Pohanka
                                         John J. Pohanka


Dated:   January 13, 1999                /s/ Pohanka Grandchildren Trust
                                         John J. Pohanka, Trustee


Dated:   January 13, 1999                Pohanka Properties, Inc.


                                         By: /s/ John J. Pohanka
                                         John J. Pohanka
                                         President


Dated:   January 13, 1999                Pohanka Imports, Inc.


                                         By: /s/ John J. Pohanka
                                         John J. Pohanka
                                         President